SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                      (Amendment No. 1 )*

                     Atlantis Plastics, Inc.
                        (Name of Issuer)

              Class A Common Stock, $.10 Par Value
                 (Title of Class of Securities)

                           0000491561
                         (CUSIP Number)

                     Mark A. Rosenbaum, Esq.
                    Stroock & Stroock & Lavan
                        7 Hanover Square
                    New York, New York 10004
                         (212) 806-5400

                   ___________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                               June 22, 1995

     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        Page 1 of 8 Pages

                                     SCHEDULE 13D

CUSIP No. 0000491561                    Page   2 of 8   Pages |

 1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TJS Partners, L.P.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                             (a)  |   |
                             (b)  |   |

3  SEC USE ONLY

4  SOURCE OF FUNDS*
         WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)                |   |

6  CITIZENSHIP OR PLACE OF ORGANIZATION
          New York

 NUMBER OF       7   SOLE VOTING POWER        0
  SHARES
 BENEFICIALLY    8   SHARED VOTING POWER      284,300
 OWNED BY
 EACH           9   SOLE DISPOSITIVE POWER   0
 REPORTING
 PERSON        10   SHARED DISPOSITIVE POWER  284,300
  WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           284,300

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                |   |

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.96%

14  TYPE OF REPORTING PERSON*
       PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D
CUSIP No. 0000491561                    Page 3 of 8 Pages

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         TJS Corporation

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                               (a)|   |
                               (b)|   |

3  SEC USE ONLY

4  SOURCE OF FUNDS*
       WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)         |   |

6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

 NUMBER OF    7   SOLE VOTING POWER         0
  SHARES
BENEFICIALLY  8   SHARED VOTING POWER       284,300
 OWNED BY
  EACH        9   SOLE DISPOSITIVE POWER    0
 REPORTING
 PERSON      10   SHARED DISPOSITIVE POWER  284,300
  WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     284,300

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                         |    |

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.96%

14  TYPE OF REPORTING PERSON*
          CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
    ATTESTATION

                               SCHEDULE 13D
CUSIP No. 0000491561                  Page  4 of 8 Pages

 1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Thomas J. Salvatore

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                 (a)|   |
                                 (b)|   |

3  SEC USE ONLY

4  SOURCE OF FUNDS*
          WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)               |    |

6  CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

  NUMBER OF    7   SOLE VOTING POWER        0
   SHARES      BENEFICIALLY  8   SHARED VOTING POWER
284,300
  OWNED BY
   EACH        9   SOLE DISPOSITIVE POWER   0
  REPORTING
  PERSON       10  SHARED DISPOSITIVE POWER  284,300
   WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      284,300

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*               |   |

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.96%

14  TYPE OF REPORTING PERSON*
      IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION

Item 1.  Security and Issuer.

     The Statement on Schedule 13D dated February 21, 1995, which was filed on behalf of TJS Partners, L.P., TJS Corporation and Thomas J. Salvatore (collectively, the "Filing Persons"), with respect to the Filing Persons' beneficial ownership of shares of Class A Common Stock, $.10 par value (the
"Shares"), of Atlantis Plastics, Inc., a Florida corporation (the "Company"), is hereby further amended and supplemented as set forth below. Terms used in this Amendment No. 1 which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

     Between February 21, 1995 (the date of the Schedule 13D) and the date hereof, the Partnership acquired an aggregate of 91,700 additional Shares for an aggregate purchase price (exclusive of commissions) of approximately
$621,903. The source of funds for the purchase of such Shares was the working capital of the Partnership. The aggregate purchase price of the 284,300 Shares owned beneficially by the Partnership as of the date of this Amendment
No. 1 was approximately $1,769,580 (excluding brokers' commissions).

Item 4.  Purpose of the Transaction.

     The Partnership's intention for acquiring the Shares and its present intention for holding the Shares is for investment purposes.

     None of the Filing Persons has formulated any plans or proposals as a result of ownership of the Shares which relate to or would result in any of the following:

          (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

          (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the issuer;

          (f) Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

          (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Act of 1933; or

          (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     Subsequent to February 21, 1995, the Partnership acquired an aggregate of 91,700 additional Shares. Accordingly, as of the date of this Amendment, the Partnership is the direct beneficial owner of 284,300 Shares, which constituted approximately 6.96% of the 4,082,437 Shares outstanding as of
March 31, 1995, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.

     Each of TJS Corporation and Mr. Salvatore, in their respective capacities as general partners of the Partnership, is the beneficial owner of
284,300 Shares. In addition, each of such persons has (i) the shared power to vote or direct the vote of, and (ii) shared power to dispose of or to direct the disposition of, the above Shares.

     Schedule A hereto describes transactions in the Shares effected since February 21, 1995 by the Partnership.

     Except as set forth herein, neither the Partnership nor any of the other Filing Persons beneficially owns or has a right to acquire any equity interest of the Company or effected any transaction in the equity securities of the Company since February 21, 1995.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge
and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:    July 12, 1995


                                   TJS PARTNERS, L.P.

                                   By:  /s/ Thomas J. Salvatore

                                        Thomas J. Salvatore
                                  as Managing General Partner


                                   TJS CORPORATION


                                   By:  /s/ Thomas J. Salvatore

                                        Thomas J. Salvatore
                                        President



                                   /s/ Thomas J. Salvatore

                                   Thomas J. Salvatore

                                    Schedule A


The following table sets forth certain information concerning the Shares purchased by the Partnership since February 21, 1995.
All purchases were made
through brokerage transactions on the American Stock Exchange.

                                             Purchase Price
                                             Per Share
                         No. of Shares       (Exclusive of
Date of Purchase          Purchased          Commissions)
4/28/95                   5,000                  $  7.00
4/28/95                   2,700                     7.00
5/01/95                   7,700                     6.95
5/31/95                   3,400                     7.00
6/02/95                   3,000                     7.00
6/08/95                   2,000                     7.00
6/09/95                   9,300                     7.00
6/16/95                   4,300                     7.00
6/19/95                   4,000                     7.00
6/20/95                   5,000                     7.00
6/21/95                   5,000                     7.00
6/22/95                   2,000                     6.877
6/26/95                   5,000                     6.876
6/27/95                   5,000                     6.751
6/28/95                   5,000                     6.626
6/30/95                  11,300                     6.375
7/05/95                   5,000                     6.376
7/06/95                   2,000                     6.283
7/07/95                   5,000                     6.193

In Schedule A of the Schedule 13D, this column showed, for each date of Purchase, the total purchase price (exlusive of commissions) of the aggregate amount of Shares bought on such date.